Mail Stop 4561

August 21, 2008

Brian C. Henry
Chief Financial Officer and
Executive Vice President
Cray Inc.
411 First Avenue South, Suite 600
Seattle, WA 98104-2860

> **Re: Cray Inc.**
> **Form 10-K for the Year Ended December 31, 2007**
> **Filed March 11, 2008**
> **Definitive Proxy Statement Filed on March 31, 2008**
> **File No. 000-26820**

Dear Mr. Henry:

We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

1.   You disclose in the risk factor section that "[d]elays in component availability, product development, receipt of orders or product acceptances had a substantial adverse effect on [y]our quarterly and full year results for 2007 and prior years

and could continue to have such an effect on [y]our quarterly and full year results in 2008 and future years." On pages 13 and 35 of your filing, you provide limited further detail regarding these delays. Consider elaborating in your overview section on the nature of these delays, your expectations regarding future delays, the impact that you expect that these delays will have on your continued financial condition, and any proposed course of action to mitigate these delays.

2.   We note in your table on page 35 that you include product and service revenue, as well as the related cost of revenue, line items with gross margin percentages for each although your discussion regarding the year over year changes only includes a discussion related to revenue and gross margin. Tell us how you considered including a discussion of material changes within cost of revenue, for both product and service, for all periods presented.

3.   We also note that in your discussion of the results of operations, there are some instances where two or more sources of a material change have been identified, but the dollar amounts for each source that contributed to the change were not disclosed. For instance, your disclosures indicate that the increase in gross margin in 2006 compared to 2005 was a result of lower charges for excess and obsolete inventory and no amortization of core technology intangible assets that were written off during the fourth quarter of 2005 although it is not clear how much of the increase was attributable to each. We note similar instances in your discussion of the year over year changes in sales and marketing expense and general and administrative expense. Tell us how you considered providing a discussion that provides quantification for each source that contributed to a material change in your MD&A discussion pursuant to Section III. D of SEC Release 33-6835.

4.   We note that in 2005 you recorded an impairment charge of $4.9 million on the unamortized balance of a core technology intangible asset and this impairment charge is classified in the "Restructuring, Severance and Impairment" line item in your Consolidated Statements of Operations. We also note that based on your discussion of product gross margin, amortization of this core technology intangible asset is included in cost of product revenue. Tell us how you considered including the impairment charge related to the core technology intangible asset as a component of cost of product revenue. Refer by analogy to the guidance under EITF 96-9.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 41

5.   Please provide the quantitative disclosure regarding the interest rate risk in accordance with Item 305(a) of Regulation S-K.

Item 9A. Controls and Procedures, page 43

6.   You present the conclusions of management regarding the effectiveness of your disclosure controls and procedures. Item 307 of Regulation S-K requires you to present the conclusions of your chief executive officer and chief financial officer in these matters. See also Item 601(b)(31)(i) of Regulation S-K and paragraph 4(c) of Exhibits 31.1 and 31.2. Please confirm that the conclusions expressed are those of your chief executive officer and chief financial officer, rather than of management with the participation of those officers, and confirm that you will state these conclusions accordingly in future filings.

Note 2. Summary of Significant Accounting Policies

Research and Development, page F-9

7.   We note that you classify amounts to be received from funded research and development projects as either revenue or a reduction to research and development expense based on the specific facts and circumstances of the contractual arrangement. Clarify the process/factors you use to determine whether a funded research and development project should be recorded as revenue or a reduction to research and development expense and the accounting literature relied on. In addition, we note that the funding provided under the DARPA Phase II and Red Storm contracts are recorded as revenue whereas the funding provided under the DARPA Phase II contract is recorded as a reduction to research and development expense. Clarify the differences in these contracts that results in different classification.

Certifications

8.   Paragraph 4(d) of the certifications by the Chief Executive Officer and Chief Financial Officer differs from the text set forth in Item 601(b)(31)(i) of Regulation S-K. Please confirm that in future filings you will revise the certifications so that the text conforms precisely to that appearing in Item 601(b)(31)(i).

Exhibits

9.   You have not filed as exhibits to your annual report any agreements with customers or suppliers. Please confirm that you have no such agreements, or advise us as to how you determined that these agreements are not required to be filed under Item 601(b)(10) of Regulation S-K. Please address the following in particular:

- any contracts with significant customers from which you generate over 10% of your annual revenue, including National Energy Research Scientific Computing Center, the U.K. Engineering and Physical Sciences Research Council, and Oak Ridge National Laboratory;

- any contracts with third-party suppliers who are the company's sole or limited source of critical components, including licensed software; and

- any contracts relating to the DARPA program.

Definitive Proxy Statement on Schedule 14A filed March 31, 2008

The Board of Directors

Director Compensation for 2007, page 14

10.   The format of the tabular disclosure relating to director compensation deviates from that prescribed in Item 402(k) of Regulation S-K, in that it does not aggregate fees earned by the directors. See Item 402(k)(2)(ii) of Regulation S-K. In future filings, please conform the table to the format appearing in Item 402(k). Please itemize the different categories of fees earned in a narrative discussion following the table. See Item 402(k)(3)(i) of Regulation S-K.

* * * * * * *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Patrick Gilmore, Staff Accountant, at (202) 551-3406 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Jan Woo, Staff Attorney, at (202) 551-3453 or David Orlic, Special Counsel at (202) 551-3503. If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief